MDS

Science advancing health

GROWTH + VALUE

MDS INTERIM REPORT
JULY 31, 2003
(unaudited)



MDS Inc. Announces Third Quarter Results

MDS Inc. reported its third quarter financial results with revenues of $463 million and basic earnings per share of $0.23, as compared to $451 million and $0.22 per share in the third quarter last year. Earnings per share from core businesses, excluding MDS Proteomics, were $0.29 per share compared to $0.28 in the same period last year.

Our third quarter results were in line with our expectations. Excluding the impact of divested businesses, our revenues were up 5%. Over the last several months we have been focusing on several initiatives organized around four key priorities. These priorities—focus on our core businesses, improve return on capital, deal with our non-core investments and change the way we do business—are targeted at enhancing our overall performance and positioning us for future growth. We expect to see the impact of these initiatives next year.

Operating results by reportable segment for the quarter were (amounts in millions of Canadian dollars):

Third Quarter	2003			2002		
	Revenues	Operating Income (loss)	Operating Margin	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	279	56	20%	269	52	19%
Health	184	15	8%	181	19	10%
Core businesses	463	71	15%	450	71	16%
Proteomics	—	(8)	n/m	1	(12)	n/m
	463	63	14%	451	59	13%

Life Sciences Segment

For Life Sciences, revenues were $279 million, up 4% from $269 million for the same period in 2002. Excluding divested life science businesses, revenues were up 9% over the prior year. Operating income for the segment was $56 million, up 8% compared to $52 million in the third quarter of 2002. The analytical instruments business grew by 16% in the quarter on the continued strength of the high-end mass spectrometers. Isotope revenues grew 18%, excluding revenues from divested businesses. Pharmaceutical research services revenues were flat over the prior year and quarter with strong performance in our early clinical research and bioanalytical businesses offset by continued weakness in our pharmacology business. Pharmaceutical research services' continued focus on improving its sales closure rate in the late-stage business has resulted in a near doubling of the number of late-stage contracts. The impact of these late-stage contracts should be felt in 2004.

In the Life Sciences segment, progress was made on a number of key initiatives, which should have a positive impact on our business in the future:
• MDS Sciex signed an agreement with Eksigent Technologies, a leader in the growing field of microfluidics, to co-market and distribute Eksigent's NanoLC system on a global basis. During the quarter, MDS Sciex appointed distributors for the NanoLC system for Japan, the UK and the US markets.
• Corixa Corporation received FDA approval for BEXXAR®, a radiotherapeutic treatment for Non-Hodgkin's lymphoma. BEXXAR® is the second MDS Nordion radiolabelled therapeutic product to receive FDA approval in 2003. Zevalin®, IDEC Pharmaceutical's radiotherapeutic for the treatment of Non-Hodgkin's lymphoma, received FDA approval in the first quarter of 2003.
• MDS Pharma Services expanded the scale and scope of its early clinical research business with its acquisition of The Clinical Research Center, a Phase I-IV study facility located in New Orleans, Louisiana.
• MDS Nordion initiated commercial operation of its new TR-30-2 cyclotron at the TRIUMF facility in Vancouver, British Columbia to support the growing demand for short-lived radioisotopes for use in therapeutics and diagnostics.

Health Segment

Revenues in the Health segment grew 2% to $184 million from $181 million for the same period last year. Operating income for this segment was $15 million compared with $19 million last year. Fiscal 2002 operating income included the retroactive portion of the British Columbia fee agreement finalized in mid-2002.

In the quarter, the government of British Columbia announced lab reform initiatives that will reduce fees paid to providers of outpatient laboratory services, including MDS Metro. We have implemented a plan to minimize the impact of these cuts at MDS Metro, and we are continuing our discussions with the BC government with respect to these proposed changes.

Proteomics Segment

In the Proteomics segment, operating losses were $8 million for the quarter. MDS Proteomics continues to focus on identifying new financial and scientific partners as well as advancing existing collaborations. MDS Inc. does not intend to make any further investments in MDS Proteomics.

Corporate

In June 2003, we renewed our normal course issuer bid. We view the purchase of our outstanding Common shares as an attractive investment opportunity and an appropriate use of our funds. As such, during the quarter, we repurchased 108,200 Common shares at an average price of $18.21 per share.

In addition to reporting the third quarter, MDS declared a cash dividend of $0.05 per Common share to all shareholders of record as of September 16, 2003. The dividend is payable on October 1, 2003.

Outlook

Our businesses are continuing to focus on executing the business strategies that will enable us to enhance our performance on an ongoing basis. Our analytical instruments business continued to drive our overall growth in the last quarter. We expect to see more modest growth in the analytical instruments business over the next while, given the significant growth of the past two years and the recent introduction of competitive products in the high-end triple quad market. The early clinical research, bioanalytical and global clinical research segments of the pharmaceutical research services business performed well, but were offset by continued shortfalls in the discovery and preclinical parts of the business. We expect to see improved overall results in our pharmaceutical research services as we see the benefits in 2004 of the improved backlog and sales success seen this year. We will begin to see further improvements in cobalt sales as additional cobalt supply becomes available late in the fourth quarter. We are continuing to progress through the commissioning stages of the MAPLE reactors.

Over the last several months, we have been actively engaged in identifying systems and approaches that will enable us to support our priority of changing the way we do business. These investments will improve the efficiency and effectiveness of our businesses in the future. In the third quarter, we concluded an agreement with Oracle to implement *E-Business Suite* across MDS over the next two years. We are in the final stages of negotiating an agreement to outsource key information technology infrastructure and services. By year-end, we will have completed a process of designing a shared services organization for the functions of finance, information technology, human resources, communications, legal, supply chain management and facilities services. The planning for these initiatives is virtually complete and implementation will begin on these three initiatives in November of this year. These changes are important in that they will position MDS to take advantage of new opportunities in the future as well as enhance our performance on an ongoing basis.

/s/ John A. Rogers
President and
Chief Executive Officer

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2002 for additional details regarding risks affecting the business.

Overview

We completed another quarter with continued increases in revenue compared to the same period last year and also compared with the second quarter results. The 3% increase in consolidated revenues was mainly driven by sales in our analytical instruments business. Excluding the impact of MDS Proteomics, operating income for core businesses was level compared to the prior year. An 8% increase in operating income in Life Sciences, driven by higher sales of analytical instruments and cobalt, was offset by lower operating income in Health businesses.

Basic earnings per share for the quarter, which includes the impact of MDS Proteomics, was $0.23 compared to $0.22 for the same period last year.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results	Third Quarter			Nine Months		
	2003	2002	**Change**	**2003**	2002	**Change**
Revenues	**$ 463**	$ 451	**3%**	**$ 1,361**	$ 1,317	**3%**
Operating income	**$ 63**	$ 59	**7%**	**$ 150**	$ 163	**(8%)**
Basic earnings per share	**$ 0.23**	$ 0.22	**5%**	**$ 0.37**	$ 0.57	**(35%)**

Earnings per share from our core businesses in the Life Sciences and Health segments was $0.29 for the third quarter, compared to $0.28 last year. Items that impact the comparability of basic earnings per share for the quarter and the year-to-date are as follows:

	Third Quarter		Nine Months	
	2003	2002	**2003**	2002
Core businesses	**$ 0.29**	$ 0.28	**$ 0.82**	$ 0.80
Gain (loss) on sale of business	**—**	—	**0.06**	(0.05)
Gain on patent suit	**—**	—	**0.18**	—
Valuation provisions	**—**	—	**(0.51)**	—
MDS Proteomics	**(0.06)**	(0.06)	**(0.18)**	(0.18)
	$ 0.23	$ 0.22	**$ 0.37**	$ 0.57

Segment Results

Third Quarter			**2003**			2002
	Revenues	**Operating Income (loss)**	**Operating Margin**	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	$ **279**	$ **56**	**20%**	$ 269	$ 52	19%
Health	**184**	**15**	**8%**	181	19	10%
Core businesses	**463**	**71**	**15%**	450	71	16%
Proteomics	**—**	**(8)**	**n/m**	1	(12)	n/m
	$ **463**	$ **63**	**14%**	$ 451	$ 59	13%

Nine Months			**2003**			2002
	Revenues	**Operating Income (loss)**	**Operating Margin**	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	$ **819**	$ **160**	**20%**	$ 781	$ 160	20%
Health	**542**	**15**	**3%**	533	41	8%
Core businesses	**1,361**	**175**	**13%**	1,314	201	15%
Proteomics	**—**	**(25)**	**n/m**	3	(38)	n/m
	$ **1,361**	$ **150**	**11%**	$ 1,317	$ 163	12%

Life Sciences

Review of operations—Revenues from Life Sciences businesses for the quarter were:

	2003	2002	**Change**
Isotopes	$ **87**	$ 86	**1%**
Analytical instruments	**67**	58	**16%**
Pharmaceutical research services	**125**	125	**—**
	$ **279**	$ 269	**4%**

Life Sciences businesses remain the overall driver of our growth, with our analytical instruments business contributing significantly to this growth. Lower revenue growth was evident in both our isotopes and pharmaceutical research services businesses. The operating margin from Life Sciences businesses was 20% in the current quarter, up compared to the 19% realized last year. Excluding the Oncology Software Solutions and the high-dose-rate brachytherapy businesses, which were sold in prior periods, Life Sciences revenues grew by 9% during the third quarter, compared to the same period last year.

Analytical instruments continue to demonstrate significant growth compared to the same period last year, albeit at a slower pace than the immediately preceding quarters. We are pleased with the outstanding growth in our QSTAR™ and ELAN® models and continue to see revenue growth in all other models during the quarter.

Excluding the businesses sold last year, isotopes sales were up $13 million, an 18% increase from the same quarter last year. During the quarter, we shipped significant volumes of cobalt that we received into inventory near the end of the second quarter. We expect to receive additional cobalt supplies late this year and although cobalt sales for the fourth quarter are not expected to be strong due to lack of supply, volumes should increase early next year.

Revenues from the pharmaceutical research services businesses were flat compared to 2002. Early clinical research and bioanalytical revenues demonstrated solid growth compared to the same period last year. This was offset by continued weakness in pharmacology services revenues and in US-based late-stage services. Revenue growth in other discovery/preclinical services, including drug safety services, has recovered and we are seeing the positive impact of our increased business development efforts in this area.

During the quarter, our pharmaceutical research services business acquired an early clinical research facility in New Orleans, Louisiana. The facility, specializing in renal, hepatic, hypertension, diabetes, acute pain and osteoarthritis research, was acquired to expand the scale and scope of our rapidly growing early clinical research business.

Capital expenditures—Purchases of capital assets in Life Sciences amounted to $24 million for the quarter compared to $43 million last year. The decrease reflects reduced spending on the MAPLE facility and the completion of our new cyclotron.

Segment outlook—Growth in the Life Sciences segment has been driven by sales in our analytical instruments business. Though the demand for these products continues, we expect overall year-over-year growth in analytical instruments in future quarters to be less than that experienced in recent quarters. New products have been introduced by our competitors and these can be expected to have some impact in the market. Our focus remains on developing new products to strengthen our competitive position.

During the quarter, Corixa Corporation ("Corixa") achieved FDA approval of BEXXAR®, a radiotherapeutic treatment for Non-Hodgkin's lymphoma. MDS manufactures BEXXAR® under an agreement with Corixa. Manufacturing activity has begun; however, it is too early to predict how quickly sales of this product will grow. BEXXAR® is the second product being produced in our new radiopharmaceutical manufacturing facility and we are working with a number of other developers on additional products.

We remain optimistic that the contract research organization industry will continue to demonstrate strong growth and provide good opportunities that we can exploit. We expect our pharmaceutical research services business will achieve improved growth due to our increased capacity and efforts taken to redeploy resources to foster growth. Sales activity in our late-stage business has resulted in a doubling of our backlog in this area compared to fiscal 2002 and this will drive sustained improvements in revenue in the fourth quarter and fiscal 2004.

We expect limited growth from the isotopes business over the balance of 2003, with improvements in 2004. Cobalt shipments, which were strong in the third quarter, will reach normal levels early next year as cobalt from the Pickering generating plant is made available to us.

Completion of the final construction steps for the MAPLE facility is expected by the end of 2003. Commissioning of the reactors requires regulatory approval and will be followed by product acceptance testing by us and our customers, and by associated regulatory approval processes for our customers. While we have experienced a number of delays due to regulatory and other issues, we expect these steps to be completed over the course of 2004 and that production will be transitioned from the NRU to MAPLE over this time. Construction related costs will no longer be capitalized once full transition occurs.

A significant portion of our Life Sciences revenues are generated from export sales and a large portion of these exports are priced in US dollars. The recent, rapid ascent of the Canadian dollar has had only limited impact on our results thus far because we maintain an active hedging program for our US dollar cash inflows. We currently have hedges in place covering the majority of our expected cash inflows for the balance of 2003 and for most of 2004. These hedges will help us maintain an effective realized exchange rate for our export revenues that is only slightly lower than the effective rate realized in 2002 and we therefore do not expect the change in the exchange rate to have a material impact on our reported revenue growth or operating results for the balance of the year.

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2003	2002	Change
Canadian laboratories	$ **102**	$ 100	**2%**
US laboratories	**34**	35	**(3%)**
Diagnostics	**136**	135	**1%**
Distribution	**48**	46	**4%**
	$ **184**	$ 181	**2%**

Revenues in our Diagnostics businesses increased by 1% this quarter compared to the same quarter last year. This increase was attributed to growth in Canadian laboratories, which continue to reflect the impact of new fee agreements entered into last year and the fee agreement signed with the Ontario Ministry of Health in April this year. Revenues reported for US laboratories were largely unchanged and continues to be below our expectations. We expect reimbursement issues will continue to impact this area of our business for some time to come.

Source Medical continues to demonstrate revenue growth compared to the same period last year. The 4% revenue increase is in part due to an increase in demand for supplies resulting from the recent Severe Acute Respiratory Syndrome outbreak.

Capital expenditures—Health businesses purchased $3 million of capital assets during the quarter compared to $7 million for the quarter last year.

Segment outlook—The new fee agreement signed in the province of Ontario at the beginning of April 2003 will enable our Ontario laboratory services business to deliver reliable operating results. The fee reductions for outpatient services announced by the province of British Columbia are significant to our Canadian laboratories business. We are in discussions with the government of British Columbia with respect to the proposed reforms while developing approaches aimed at mitigating the financial impact of the proposed changes. Overall, we expect that volume increases and cost reduction activities will help minimize any likely adverse impact of the proposed fee reform.

Proteomics

Review of operations—The operating loss from MDS Proteomics of $8 million for the quarter includes $3 million of depreciation and amortization and is net of a $1 million foreign exchange gain on the revaluation of the US dollar debt component of the Cephalon convertible note. Spending for the third quarter was lower than the same quarter last year and the first and second quarter of 2003, reflecting the reductions in operations designed to reduce the rate at which cash is being utilized in this business.

Capital expenditures—MDS Proteomics purchased $1 million of capital assets in the quarter. For the same quarter last year, capital expenditures totalled $1 million.

Segment outlook—We continue to be diligent in managing our spending on our key research activities to conserve cash. Work with our existing partners on previously signed agreements continues as we pursue new collaborations with financial and scientific partners.

Corporate

Net interest expense of $4 million was $1 million higher than the third quarter of 2002, reflecting the fixed interest on the US$311 million private placement debt issued in December of 2002.

The tax rate applicable to our core businesses is approximately 36%. As no tax benefit has been recognized on the loss generated by MDS Proteomics in the quarter, our effective tax rate for the quarter was approximately 40%.

Liquidity and capital resources—Net cash on hand at July 31, 2003 was $220 million, down $4 million from April 2003. Operating working capital was $139 million, an increase of $8 million from April. The increase in working capital was mostly due to a build-up of unbilled work in process due to contractual billing agreements with research customers of our pharmaceutical research services.

During the quarter, we filed a notice of intention to make a normal course issuer bid to purchase up to 6,000,000 Common shares from time to time during the next 12 months, if deemed appropriate. This replaced the normal course issuer bid, which expired on June 20, 2003. We repurchased 108,200 Common shares during the quarter at an average price of $18.21 per Common share.

All of our foreign operations are considered self-sustaining. Unrealized gains and losses on foreign net assets and related hedges resulting from exchange rate shifts are recorded in the cumulative translation adjustment ("CTA") account in shareholders' equity. The weakened US dollar has had a significant impact on the reported value of our US dollar-denominated debt and we treat this debt as a hedge against the value of our US dollar-denominated net assets. During the quarter, the unrealized foreign exchange gain on this debt increased by $9 million. The unrealized loss on foreign net assets increased by $12 million. The resulting net unrealized loss of $3 million was recorded in the CTA account.

Outlook—We continue to experience much of our growth through our analytical instruments business. Demand for our mass spectrometers remains strong. Our Q TRAP™ and ELAN® models performed well this quarter, and we expect such growth to continue though at lower rates. We will continue to invest in other opportunities with these technologies and with technologies that we believe provide complementary opportunities in these life science markets.

With the recovery in our discovery/preclinical business and strong sales activity in late-stage trials, we expect pharmaceutical research services to resume its growth path.

Over the last several months, we have been actively engaged in identifying systems and approaches that will enable us to support our priority of changing the way we do business. These investments will improve the efficiency and effectiveness of our businesses in the future. In the third quarter, we concluded an agreement with Oracle to implement *E-Business Suite* across MDS over the next two years. We are in the final stages of negotiating an agreement to outsource key information technology infrastructure and services. By year-end, we will have completed a process of designing a shared services organization for the functions of finance, information technology, human resources, communications, legal, supply chain management, and facilities services. The planning for these initiatives is virtually complete and implementation will begin on these initiatives in November of this year

Together our Life Sciences businesses and our change initiatives are expected to drive revenue growth and improve operating results and position us well into fiscal 2004 and beyond.

	As at July 31 with comparative to October 31	
(millions of Canadian dollars)	**2003**	2002
ASSETS		
Current		
Cash and cash equivalents	**$ 227**	$ 194
Accounts receivable	**293**	328
Inventories	**186**	153
Income taxes recoverable	**11**	21
Prepaid expenses	**33**	25
	750	721
Capital assets	**774**	740
Future tax assets	**17**	35
Long-term investments and other (note 2)	**231**	267
Goodwill	**770**	779
	$ 2,542	$ 2,542
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**$ 7**	$ 10
Accounts payable and accrued liabilities	**290**	317
Deferred revenue	**50**	63
Income taxes payable	**29**	17
Current portion of long-term debt	**9**	13
	385	420
Long-term debt	**562**	602
Deferred revenue	**36**	41
Other long-term obligations	**23**	18
Future tax liabilities	**55**	51
Minority interest	**63**	56
	1,124	1,188
Shareholders' equity		
Share capital (note 3)	**809**	805
Retained earnings	**583**	543
Cumulative translation adjustment	**26**	6
	1,418	1,354
	$ 2,542	$ 2,542

See accompanying notes.

(millions of Canadian dollars, except per share amounts)	Three months to July 31 2003	Three months to July 31 2002	Nine months to July 31 2003	Nine months to July 31 2002
Net revenues	**$ 463**	$ 451	**$ 1,361**	$ 1,317
Direct costs	**(291)**	(279)	**(856)**	(837)
Other operating costs	**(93)**	(94)	**(275)**	(256)
Depreciation and amortization	**(20)**	(20)	**(59)**	(62)
Other income (expense)—net	**—**	—	**(26)**	(7)
Equity earnings and investment gains	**4**	1	**5**	8
Operating income	**63**	59	**150**	163
Interest expense	**(5)**	(4)	**(20)**	(13)
Dividend and interest income	**1**	1	**6**	5
Minority interest	**(3)**	(2)	**(6)**	(3)
Income before income taxes	**56**	54	**130**	152
Income taxes	**(23)**	(24)	**(78)**	(72)
Net income	**$ 33**	$ 30	**$ 52**	$ 80
Earnings per share (note 3)				
Basic	**$ 0.23**	$ 0.22	**$ 0.37**	$ 0.57
Diluted	**$ 0.23**	$ 0.21	**$ 0.37**	$ 0.56

See accompanying notes.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(millions of Canadian dollars)	Three months to July 31 2003	Three months to July 31 2002	Nine months to July 31 2003	Nine months to July 31 2002
Retained earnings, beginning of period	**$ 551**	$ 498	**$ 543**	$ 457
Net income	**33**	30	**52**	80
Repurchase of shares and options	**(1)**	—	**(5)**	(3)
Dividends—cash	**—**	—	**(5)**	(4)
—stock	**—**	—	**(2)**	(2)
Retained earnings, end of period	**$ 583**	$ 528	**$ 583**	$ 528

(millions of Canadian dollars)	Three months to July 31		Nine months to July 31	
	2003	2002	**2003**	2002
Operating activities				
Net income	$ **33**	$ 30	$ **52**	$ 80
Items not affecting current cash flow (note 6)	**24**	21	**149**	80
Cash flow from operations	**57**	51	**201**	160
Changes in non-cash working capital balances relating to operations (note 6)	**(10)**	4	**(40)**	(37)
	47	55	**161**	123
Investing activities				
Acquisitions	**(8)**	(14)	**(8)**	(15)
Purchase of capital assets	**(28)**	(51)	**(84)**	(111)
Proceeds on sale of business	**2**	17	**31**	23
Other	**(7)**	(5)	**(50)**	(46)
	(41)	(53)	**(111)**	(149)
Financing activities				
Issuance of long-term debt	**—**	—	**563**	71
Repayment of long-term debt	**—**	(2)	**(541)**	(2)
Increase (decrease) in deferred income and other long-term obligations	**—**	(9)	**(8)**	(13)
Payment of cash dividends	**—**	—	**(5)**	(4)
Issuance of shares	**—**	1	**1**	3
Repurchase of shares and options	**—**	(1)	**(4)**	(3)
Distributions to minority interest	**(3)**	(3)	**(10)**	(7)
	(3)	(14)	**(4)**	45
Effect of foreign exchange rate changes on cash and cash equivalents	**(7)**	(5)	**(10)**	(4)
Increase in cash position during the period	**(4)**	(17)	**36**	15
Cash position, beginning of period	**224**	203	**184**	171
Cash position, end of period	$ **220**	$ 186	$ **220**	$ 186

Cash position comprises cash and cash equivalents less bank indebtedness.
See accompanying notes.

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2. Long-term Investments

The Company's share of earnings of significantly influenced companies and partnerships included in operating income for the period was $2 million [2002—$1].

3. Earnings per Share

	Three months to July 31		Nine months to July 31	
(number of shares in millions)	**2003**	2002	**2003**	2002
Net income available to Common shareholders	**$ 33**	$ 30	**$ 52**	$ 80
Weighted average number of Common shares outstanding—basic	**141**	140	**141**	140
Impact of stock options	**1**	3	**1**	2
Weighted average number of Common shares outstanding—diluted	**142**	143	**142**	142

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of Common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

4. Pro Forma Impact of Stock-Based Compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on assumptions consistent with those disclosed in the Company's annual financial statements for the year ended October 31, 2002.

Options granted during the quarter totalled 47,000 [2002—67,500]. For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to July 31		Nine months to July 31	
	2003	2002	**2003**	2002
Pro forma net income available to Common shareholders	**$ 31**	$ 29	**$ 48**	$ 77
Pro forma earnings per share—basic	**$ 0.23**	$ 0.21	**$ 0.34**	$ 0.55
—diluted	**$ 0.22**	$ 0.21	**$ 0.33**	$ 0.54

5. Guarantees

Guarantees of the indebtedness of other parties include a guarantee, signed in the first quarter of this year, of a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee,

All tabular amounts in millions of Canadian dollars, except where noted.

MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan. As at July 31, 2003, the Borrower had drawn 80% of the bank loan.

6. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to July 31		Nine months to July 31	
	2003	2002	**2003**	2002
Depreciation and amortization	**$ 20**	$ 20	**$ 59**	$ 62
Minority interest	**3**	2	**6**	3
Future income taxes	**4**	(1)	**23**	12
Equity earnings (net of distribution)	**(1)**	—	**(2)**	(4)
Writedown of investments	**—**	—	**75**	—
(Gain) loss on sale of business	**(2)**	—	**(12)**	7
	$ 24	$ 21	**$ 149**	$ 80

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31		Nine months to July 31	
	2003	2002	**2003**	2002
Accounts receivable	**$ (12)**	$ (3)	**$ 29**	$ (18)
Inventories	**(1)**	(10)	**(36)**	(18)
Accounts payable and deferred revenue	**4**	(8)	**(38)**	(30)
Income taxes	**10**	19	**22**	25
Other	**(11)**	6	**(17)**	4
	$ 10	$ 4	**$ (40)**	$ (37)

7. Segmented Information

	Three months ended July 31, 2003				Three months ended July 31, 2002			
	Life Sciences	**Health**	**Proteomics**	**Total**	Life Sciences	Health	Proteomics	Total
Net revenues	**$ 279**	**$ 184**	**$ —**	**$ 463**	$ 269	$ 181	$ 1	$ 451
Operating income	**56**	**15**	**(8)**	**63**	52	19	(12)	59
Revenues by products and services:								
Medical isotopes				**87**				86
Analytical equipment				**67**				58
Pharmaceutical research services				**125**				125
Clinical laboratory services				**136**				135
Distribution and other				**48**				46
Proteomics				**—**				1

All tabular amounts in millions of Canadian dollars, except where noted.

	Nine Months ended July 31, 2003				Nine Months ended July 31, 2002			
	Life Sciences	**Health**	**Proteomics**	**Total**	Life Sciences	Health	Proteomics	Total
Net revenues	**$ 819**	**$ 542**	**$ —**	**$1,361**	$ 781	$ 533	$ 3	$ 1,317
Operating income	**160**	**15**	**(25)**	**150**	160	41	(38)	163
Revenues by products and services:								
Medical isotopes				**245**				252
Analytical equipment				**202**				160
Pharmaceutical research services				**372**				369
Clinical laboratory services				**404**				388
Distribution and other				**138**				145
Proteomics				**—**				3
Total assets at July 31	**$1,961**	**$ 389**	**$ 192**	**$2,542**	$ 1,923	$ 445	$ 169	$ 2,537

8. Financial Instruments

As of July 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$587 million at a weighted average rate of CAN$1.53 maturing over the next 24 months.

During the quarter, the Company had entered into interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate. In addition, an option was sold to enter into a swap contract that would exchange a notional amount of US$156 million from fixed to floating rate debt.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. As at July 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

	July 31, 2003	
	Carrying Amount	**Fair Value**
Net asset (liability) position:		
Currency forward and option contracts	**$ —**	**$ 35**
Interest rate swap and option contracts	**$ —**	**$ (18)**

Wilfred G. Lewitt
Chairman

John A. Rogers
President and Chief Executive Officer

Robert W. Breckon
Executive Vice-President
Strategy and Corporate Development

James A. H. Garner
Executive Vice-President, Finance and Chief Financial Officer

James M. Reid
Executive Vice-President, Organization Dynamics

Edward K. Rygiel
Executive Vice-President, MDS Inc. and
President and Chief Executive Officer, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President, Global Markets and Technology

Ronald H. Yamada
Executive Vice-President, MDS Inc.

R. Ian Lennox
Group President and Chief Executive Officer
Pharmaceutical and Biotech Markets

John A. Morrison
Group President and Chief Executive Officer
Healthcare Provider Markets

Peter E. Brent
Senior Vice-President and
General Counsel and Corporate Secretary

Mary E. Federau
Senior Vice-President, Talent Development

John D. Gleason
Senior Vice-President, Business Development

Mike Nethercott
Vice-President
Corporate Marketing and Communications

Andrew W. Boorn
President, MDS Sciex

Cameron A. Crawford
President, MDS Diagnostic Services

Douglas J. P. Squires
President, MDS Pharma Services

Steven M. West
President and Chief Operating Officer
MDS Noridon

Mailing Address
MDS Inc.
100 International Blvd.
Toronto, Ontario, Canada
M9W 6J6
(416) 675-7661

Website Address
www.mdsintl.com

Shareholder Link Service
1 (888) MDS-7222

**Transfer Agent and Registrar
Stock Dividend and
Share Purchase Plan**
CIBC Mellon Trust Company
Toronto, Ontario, Canada
1 (800) 387-0825

Investor Relations Contact
Sharon Mathers
Vice-President, Investor Relations
(416) 675-6777 ext. 2695
email: smathers@mdsintl.com

Stock Listing
Toronto Stock Exchange
Symbol—MDS
New York Stock Exchange
Symbol—MDZ